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                                                             File No. __________

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM U-1

                            APPLICATION / DECLARATION

                                      UNDER

                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


                          Reliant Energy, Incorporated
                           Reliant Energy Regco, Inc.
                                 1111 Louisiana
                              Houston, Texas 77002

                  (Name of companies filing this statement and
                    address of principal executive offices)

                                      None

 (Name of top registered holding company parent of each applicant or declarant)


                                 Hugh Rice Kelly
         Senior Vice President, General Counsel and Corporate Secretary
                                 1111 Louisiana
                              Houston, Texas 77002
                                 (713) 207-3000


                                 Rufus S. Scott
    Vice President, Deputy General Counsel and Assistant Corporate Secretary
                                 1111 Louisiana
                              Houston, Texas 77002
                                 (713) 207-7451


                   (Names and addresses of agents for service)



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                 The Commission is also requested to send copies
            of any communications in connection with this matter to:


James R. Doty, Esq.                             Margo S. Scholin, Esq.
Joanne C. Rutkowski, Esq.                       Baker Botts L.L.P.
Gregory J. Golden, Esq.                         3000 One Shell Plaza
Brett M. Scharback, Esq.                        Houston, Texas 77002-4995
Baker Botts L.L.P.                              (713) 229-1234
The Warner
1299 Pennsylvania Avenue, N.W.
Washington, D.C. 20004-2400
(202) 639-7700


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                                TABLE OF CONTENTS

ITEM 1.  DESCRIPTION OF PROPOSED TRANSACTION......................................................................1
A.       Introduction And Request For Commission Action...........................................................1
B.       Background...............................................................................................2
         1.       Overview of REI and Its Principal Subsidiaries..................................................2
         2.       The REI Electric System.........................................................................3
         3.       The REI Gas System..............................................................................4
         4.       Integration and Geographic Overlap of Electric and Gas Utilities................................4
C.       Overview Of The Restructuring............................................................................5
         1.       The Texas Act...................................................................................5
         2.       Business Separation Plan........................................................................6
D.       Regulatory Approvals....................................................................................10

ITEM 2.  FEES, COMMISSIONS AND EXPENSES..........................................................................10

ITEM 3.  APPLICABLE STATUTORY PROVISIONS.........................................................................11
A.       Section 10(b)...........................................................................................12
         1.       Section 10(b)(1)...............................................................................12
         2.       Section 10(b)(2)...............................................................................13
         3.       Section 10(b)(3)...............................................................................13
B.       Section 10(c)...........................................................................................16
         1.       Section 10(c)(1)...............................................................................16
         2.       Section 10(c)(2)...............................................................................21
C.       Section 10(f)...........................................................................................22
D.       Section 3(a)(1).........................................................................................22

ITEM 4.  REGULATORY APPROVALS....................................................................................28
A.       State Public Utility Regulation.........................................................................28
         1.       The Texas Commission...........................................................................28
         2.       The Arkansas Commission........................................................................28
         3.       The Louisiana Commission.......................................................................28
         4.       The Mississippi Commission.....................................................................28
         5.       The Oklahoma Commission........................................................................28
         6.       The Minnesota Commission.......................................................................29
B.       Atomic Energy Act.......................................................................................29
C.       Internal Revenue Code...................................................................................29

ITEM 5.  PROCEDURE...............................................................................................29

ITEM 6.  EXHIBITS, APPENDICES AND FINANCIAL STATEMENTS...........................................................29

ITEM 7.  INFORMATION AS TO ENVIRONMENTAL EFFECTS.................................................................31


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ITEM 1.  DESCRIPTION OF PROPOSED TRANSACTION

A.       INTRODUCTION AND REQUEST FOR COMMISSION ACTION

                  Reliant Energy, Incorporated ("REI") and Reliant Energy Regco, Inc. ("Regco") hereby file this Application/Declaration (this "Application") seeking approval from the Securities and Exchange Commission (the "Commission") under the Public Utility Holding Company Act of 1935, as amended (the "Act" or the "1935 Act"), in connection with the restructuring (the "Restructuring") of the utility operations of REI, a Texas public-utility holding company currently exempt from registration pursuant to Section 3(a)(2) of the Act.(1)

                  The Restructuring will involve the formation of Regco as a new holding company over REI's existing utility operations, which will be reorganized along functional and geographic lines. Upon completion of the Restructuring, Regco will have five public-utility subsidiaries: (i) the "T&D Utility," which will own and operate REI's transmission and distribution assets;
(ii) "Texas Genco," which will own and operate REI's Texas generation assets;
(iii) "Entex, Inc." which will provide gas distribution services to customers in Texas, Louisiana and Mississippi; (iv) "Arkla, Inc.," which will provide gas distribution services to customers in Texas, Louisiana, Arkansas and Oklahoma; and (v) "Minnegasco, Inc.," which will provide gas distribution services to customers in Minnesota.(2)

                  The Restructuring will proceed in stages. Under Texas law, the first stage, the separation of REI's electric utility operations into Texas Genco and the T&D Utility must be completed by January 1, 2002. Accordingly, the Applicants ask the Commission to issue an order authorizing Regco to acquire the securities of Texas Genco, the T&D Utility and Reliant Energy Resources, Inc. ("GasCo"), which currently conducts REI's gas utility operations through three unincorporated divisions, the Entex division, the Arkla division and the Minnegasco division. To enable REI to complete this part of the Restructuring in a timely fashion pursuant to Texas law, Applicants ask the Commission to issue an order (the "Initial Order") approving this aspect of the Restructuring as expeditiously as possible but, in any event, no later than September 30, 2001.

                  The second stage, the separation of REI's gas utility operations into Entex, Arkla and Minnegasco (the "GasCo Separation"), will require state, as well as Commission, approval and so may not be completed immediately. Accordingly, the Applicants ask the Commission to reserve jurisdiction over the acquisition by Regco of the securities of the Entex, Arkla and Minnegasco subsidiaries pending completion of the record with respect to this stage of the Restructuring.

---------------
    (1) Houston Indus., HCAR No. 26744, 1997 WL 414391 (July 24, 1997).

    (2) To reduce tax inefficiency, Regco will hold its utility ownership interests through one or more special purpose subsidiaries (the "Intermediate Holding Companies"), similar to those approved by the Commission in National Grid Group plc, HCAR No. 27154, 2000 WL 279236 (Mar. 15, 2000). The Intermediate Holding Companies will be wholly-owned by Regco and will have no public or private institutional equity or debt holders.



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                  Upon completion of the Restructuring, Applicants believe that
Regco will qualify for exemption under Section 3(a)(1) of the Act. In the interim, however, there will be a period pending the GasCo Separation during which Regco will not be fully in compliance with the standards for exemption. Specifically, although the combined system will be "predominantly intrastate in character" and carry on its business "substantially in a single state," GasCo initially will be a material subsidiary with significant out-of-state operations. Upon completion of the second stage, however, Regco and each of its material utility subsidiaries will fully comply with the requirements of Section 3(a)(1).

                  To facilitate the implementation of the Restructuring, Applicants ask that the Commission's Initial Order grant Regco an order of exemption pursuant to Section 3(a)(1) of the Act, conditioned upon completion of the Restructuring and the GasCo Separation no later than two years from the acquisition by Regco of the securities of Texas Genco, the T&D Utility and GasCo pursuant to the Initial Order.

B.       BACKGROUND

         1.       Overview of REI and Its Principal Subsidiaries

                  REI is a public-utility holding company exempt from registration under the Act pursuant to Section 3(a)(2). REI is incorporated and maintains its principal place of business in the State of Texas. Its common stock is listed on the New York and Chicago stock exchanges. REI's electric utility operations are conducted through its unincorporated Reliant Energy HL&P division ("HL&P"), while its gas utility operations are conducted through GasCo, a wholly-owned subsidiary. GasCo is a "gas utility company" as defined in
Section 2(a)(4) of the Act.(3)

                  REI's existing electric and gas utility structure resulted from the merger of Houston Industries Incorporated ("Houston Industries") and NorAm Energy Corp. ("NorAm") in August 1997. Prior to the merger, Houston Industries' principal utility operations had been conducted through its integrated electric utility subsidiary, Houston Lighting & Power Company. NorAm had no electric utility operations but did engage in gas distribution operations. In the merger, Houston Industries merged into Houston Lighting & Power Company (which then adopted the name Houston Industries Incorporated). Houston Lighting & Power Company ("HL&P") became a division of the holding company, Houston Industries, and NorAm became a first tier, wholly-owned subsidiary of the holding company.(4)

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    (3) A description of the REI electric system is set forth at Item 1, Section
B.2. below. A description of the REI gas system is set forth at Item 1, Section
B.3. below. Both systems are subject to effective state regulation, as discussed below.

    (4) In 1999, the name of the holding company was changed from Houston Industries Incorporated to Reliant Energy, Incorporated, referred to herein as "REI," and the integrated electric utility became Reliant Energy HL&P, a division of REI. NorAm became Reliant Energy Resources Corp., referred to herein as "GasCo." A diagram of the current corporate structure of the REI system (the "Pre-Restructuring Structure") is attached hereto as Exhibit F-1.

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                  REI conducts its nonutility operations, including merchant power generation and energy trading and marketing, largely through its nonutility subsidiary company, Reliant Resources, Inc. ("Unregco"), and Unregco's subsidiary companies. On May 4, 2001, Unregco completed an initial public offering of approximately 20% of its common stock. REI expects the offering to be followed by a distribution of the remaining common stock of Unregco to the shareholders of REI or its successor within 12 months (the "Distribution").(5)

         2.       The REI Electric System

                  Through its HL&P division, REI generates, purchases, transmits and distributes electricity to approximately 1.7 million customers in the State of Texas, primarily serving a 5,000-square-mile area on the Texas Gulf Coast, including the Houston metropolitan area. All of REI's generation and operating properties are located within Texas. As an electric utility, HL&P is subject to regulation by the Texas Commission and the provisions of the Texas Act, as that term is defined below.

                  As of December 31, 2000, HL&P owned and operated 12 electric generating stations (62 generating units) with a net generating capacity of 14,040 megawatts and 218 major substation sites (252 substations) having a total installed rated transformer capacity of 58,041 megavolt amperes. As of December 31, 2000, HL&P's peak load was 15,505 megawatts and its total net capability (including firm purchase power capacity) was 14,810 megawatts. HL&P relies primarily on natural gas, coal and lignite for the generation of electricity. In addition, HL&P purchases power from various qualifying facilities exercising their rights under the Public Utility Regulatory Policies Act of 1978. From time to time, as market conditions dictate, HL&P also purchases power from various wholesale market participants including qualifying facilities, EWGs, power marketers and other utilities. HL&P owns a 30.8% interest in the South Texas Project Electric Generating Station (South Texas Project), a nuclear generating plant with two 1,250 megawatt nuclear generating units. HL&P's share of the South Texas Project is included in the capability data shown above.

                  REI is a member of the Electric Reliability Council of Texas, Inc. ("ERCOT"). ERCOT is one of ten Regional Reliability Councils in the North American Electric Reliability Council Organization. ERCOT represents a bulk electric system located entirely within the State of Texas and serves approximately 85% of the State's electrical load. Because of its intrastate status, the primary regulatory authority for HL&P and ERCOT is the Texas Commission, although the Federal Energy Regulatory Commission ("FERC") exercises limited authority. ERCOT serves as Independent System Operator for its member utilities.

--------------
    (5) In order to complete its restructuring in the manner contemplated in its approval from the Public Utility Commission of Texas ("Texas Commission"), REI hopes to receive all regulatory approvals for Stage 1 of the Restructuring and complete the Distribution by December 31, 2001. Additional information concerning the Distribution is contained in the Annual Report on Form 10-K of REI (Commission File Number 1-3187) for fiscal year ended December 31, 2000, filed with the Commission on March 22, 2001.


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         3.       The REI Gas System

                  REI conducts natural gas distribution operations through three unincorporated divisions of GasCo: (i) the Entex Division, which serves approximately 1.5 million residential, commercial, industrial and transportation customers, located in Texas (including the Houston metropolitan area), Louisiana and Mississippi; (ii) the Arkla Division, which serves approximately 740,000 residential, commercial, industrial and transportation customers located in Texas, Louisiana, Arkansas, and Oklahoma; and (iii) the Minnegasco Division, which serves approximately 680,000 residential, commercial and industrial customers located in Minnesota. The largest communities served by Arkla are the metropolitan areas of Little Rock, Arkansas and Shreveport, Louisiana. Minnegasco serves the Minneapolis metropolitan area.

                  GasCo, through subsidiaries, also owns two interstate pipelines and a gas gathering system. Through Reliant Energy Gas Transmission Company ("REGT"), GasCo owns and operates a major interstate transmission system (approximately 6,100 miles of transmission lines) located in the United States mid-continent region. Through the Mississippi River Transmission Corporation ("MRT"), GasCo owns and operates a major interstate transmission system (approximately 2,100 miles of transmission lines) that extends from East Texas and Northern Louisiana to the St. Louis metropolitan area. A majority of Arkla's gas supply and a portion of Entex's gas supply are transported by REGT. Reliant Energy Field Services ("Field Services"), which is comprised of approximately 300 separate gathering systems connecting over 3,700 wells located in the mid-continent, delivers the majority of its gas into REGT's interstate pipeline system. Field Services gathers approximately 800 million cubic feet ("MMcf") of gas per day, approximately 470 MMcf of which is sourced from the Arkoma Basin, 180 MMcf of which is sourced from the Anadarko Basin and 150 MMcf of which is sourced from the ArkLaTex Basin.

                  Entex is subject to regulation by the Texas Railroad Commission ("TRC"), the Louisiana Public Service Commission (the "Louisiana Commission") and the Mississippi Public Service Commission (the "Mississippi Commission"). Arkla is subject to regulation by the TRC, the Louisiana Commission, the Arkansas Public Service Commission (the "Arkansas Commission") and the Corporation Commission of the State of Oklahoma (the "Oklahoma Commission"). Minnegasco is subject to regulation by the Minnesota Public Utilities Commission (the "Minnesota Commission"). REGT and MRT are subject to regulation by the FERC.

         4.       Integration and Geographic Overlap of Electric and
                  Gas Utilities

                  REI's electric and gas systems substantially overlap as described above and as shown by the diagram attached as Exhibit E-1 to this Application. Each of REI and GasCo is an "integrated public utility system" under the Act as described in Sections B.3. and B.4. of Item 3 below.

                                    * * * * *



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                  Additional information regarding the Restructuring, REI, GasCo and their respective subsidiaries is set forth in the following documents, each of which has been previously filed with the Commission and is incorporated herein by reference:

                  (i) Annual Report on Form 10-K of REI (Commission File Number 1-3187) and GasCo (Commission File Number 1-13265) for the fiscal year ended December 31, 2000, filed with the Commission on March 22, 2001;

                  (ii) Quarterly Report on Form 10-Q of REI (Commission File Number 1-3187) and GasCo (Commission File Number 1-13265) for the quarter ended March 31, 2001, filed with the Commission on May 15, 2001;

                  (iii) Current Reports on Form 8-K of REI and GasCo filed with the Commission on January 26, 2001 and April 16, 2001;

                  (iv) Annual Report Concerning Foreign Utility Companies on Form U-33-S of REI for the fiscal year ended December 31, 2000, filed with the Commission on April 30, 2001; and

                  (v) Amendment No. 8 to Registration Statement on Form S-1 of Reliant Resources, Inc. (Registration No. 333-48038) filed with the Commission on April 27, 2001.

C.       OVERVIEW OF THE RESTRUCTURING

         1.       The Texas Act

                  S.B.7, known as the Texas Electric Choice Plan (the "Texas Act") substantially amends the regulatory structure governing electric utilities in Texas to allow full retail competition beginning on January 1, 2002. Under the Texas Act, the traditional vertically integrated utility is required to separate its generation, transmission and distribution, and retail activities. The transmission and distribution business retained by Regco will continue to be subject to cost-of-service rate regulation. The rates that will be in effect as of January 1, 2002 will be set upon the resolution of a rate case currently pending before the Texas Commission.

                  To facilitate a competitive market, each power generator, such as Texas Genco, that will be affiliated with a transmission and distribution utility will be required to sell at auction 15% of the output of its installed generating capacity. The first auction will be held later this year for power to be delivered after January 1, 2002. The obligation continues until January 1, 2007, unless before that date the Texas Commission determines that at least 40% of the quantity of electric power consumed in 2000 by residential and small commercial customers in the utility's service area is being served by retail electric providers not affiliated with the incumbent utility. An affiliated retail electric provider such as Unregco may not purchase capacity sold by its affiliated power generation company in the mandated capacity auction. Any differences between market power prices received by the Texas Genco and the Texas Commission's estimate of those prices, made for purposes of estimating stranded costs, will be accrued and included in a true-up of Regco's stranded costs in a final order of the Texas Commission. These costs will be recaptured pursuant to a securitization order of the Texas Commission.

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                  Unregco will become the retail electric provider for all of
REI's approximately 1.7 million residential, commercial and industrial customers located in the Houston metropolitan area who do not take action to select another retail electric provider. Under the market framework required by the Texas Act, retail electric providers such as Unregco that are affiliated with an incumbent utility(6) will be required to sell electricity to residential and small commercial customers within the utility's service territory at a specific price, which is referred to in the law as the "price to beat."(7) In contrast, new retail electric providers may sell electricity to REI's retail and small commercial customers at any price. The initial price to beat for Unregco will be 6% less than the average rates, on a bundled basis, in effect for REI on January 1, 1999, adjusted to take into account a new fuel factor as of December 31, 2001. Unregco will not be permitted to sell electricity to residential and small commercial customers in REI's service territory at prices other than the price to beat until January 1, 2005, unless the Texas Commission determines that 40% or more of the amount of electric power that was consumed in 2000 by the relevant class of customers is committed to be served by other retail electric providers.(8)

                  By allowing nonaffiliated retail electric providers to provide retail electric service to customers in an electric utility's traditional service territory at any price, the Texas Act encourages competition among retail electric providers. The Texas Commission is currently developing regulations governing quality, reliability and other aspects of service from retail electric providers.(9)

         2.       Business Separation Plan

                  In July 2000, REI announced its intention to divide its businesses between two publicly-traded companies that will hold the regulated and unregulated businesses, respectively. The separation is intended, among other things, to satisfy the Texas Act's mandated "unbundling" of utility functions and allow REI to respond to the effects of deregulation without

--------------
    (6) Upon completion of the Distribution, the company will cease to be an affiliate of Regco for purposes of the 1935 Act. Unregco will, however, be deemed to be an affiliate of Regco for certain purposes of the Texas Act.

    (7) The price to beat applies only to electric services provided to residential and small commercial customers. Electric services provided to large commercial and industrial customers may be provided at any negotiated price.

    (8) Unregco may request that the Texas Commission adjust the fuel factor included in its price to beat not more than twice a year if Unregco can demonstrate that the existing fuel factor does not adequately reflect significant changes in the market price of natural gas and purchased energy used to serve retail customers.

    (9) For more information regarding the provisions of the Texas Act, see "Our Business--Regulation--State Regulation" in Amendment No. 8 to Registration Statement on Form S-1 of Reliant Resources, Inc., on file with the Commission under Registration No. 333-48038, filed April 27, 2001 (the "Unregco Registration Statement"). The Unregco Registration Statement is included as Exhibit C-1 to this Application and incorporated by reference herein.


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jeopardizing the continued successful integration of its regulated gas and electric operations or the ability of its nonregulated businesses to grow without traditional regulated utility constraints.

                  The Texas Commission has approved a business separation plan under which REI's existing electric utility operations will be separated into three separate businesses: generation, transmission and distribution, and retail sales.(10) Under the plan, Unregco will be the successor to REI as the retail electric provider to customers in the Houston metropolitan area when the Texas market opens to competition in January 2002. REI, which will be a subsidiary of Regco, will retain its existing transmission and distribution businesses, which will remain subject to traditional utility rate regulation. Regco will also initially retain REI's Texas generation assets, subject to an option by Unregco to purchase the capital stock of a newly-formed entity that will hold these assets ("Texas Genco"), as more fully described below.

                  Full implementation of the business separation plan will be completed in several steps over a period of four years. Significant components of the business separation plan are outlined in and will occur pursuant to a Master Separation Agreement.(11) As a preliminary

--------------
    (10) The specific form of the business separation was the result of a contested proceeding before the Texas Commission. Before receiving approval in that proceeding, REI had filed two other business separation plans that proposed alternative corporate structures. Both of those proposed plans were opposed in the proceedings before the Texas Commission for reasons explained below, and neither plan was approved.

REI's initial business separation plan contemplated the separation of HL&P's activities into three unincorporated divisions of the existing parent entity. These divisions were to be a power generation company, a transmission and distribution utility and a retail electric provider. This plan was opposed by the staff of the Texas Commission and certain intervenors in the proceeding because it did not place each of the three functional units in a separate corporation.

In response, REI filed an amended business separation plan, which contemplated that REI would create new first or second tier corporate subsidiaries to house the power generation company and the retail electric provider and that the transmission and distribution utility would continue as an unincorporated division of REI. Although supported by the commercial intervenors in the proceeding, this approach was opposed by the staff of the Texas Commission, based on the fact that the parent entity's transmission and distribution utility operations would be liable for a substantial amount of debt unrelated to its operations and that the regulated utility's credit would be used to support unregulated businesses. The Texas Commission indicated its preference for a plan that would not only place the three functional units in separate legal entities but would also result in the regulated transmission and distribution utility no longer being a creditor of or financing source for the unregulated business activities.

Thus, the business separation model which gives rise to this Application reflects the pattern of vigorous and effective state oversight to which the Commission has "watchfully deferred" in past matters. See Sierra Pacific Resources, HCAR No. 24566, 1988 WL 236860 (Jan. 28, 1988), aff'd sub nom.,
Environmental Action Inc. v. SEC, 895 F.2d 1255 (9th Cir. 1990).

    (11) See the discussion under "Agreements Between Us and Reliant Energy" in the Unregco Registration Statement.


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matter, REI formed Unregco as a subsidiary and transferred to Unregco, or to subsidiaries of Unregco, substantially all of REI's unregulated electric assets and operations and its stock in its unregulated subsidiaries, including its wholesale power, trading and communications operations. REI has conducted an initial public offering of approximately 20% of Unregco's stock. Unregco's business and the offering of its stock are more fully described in the Unregco Registration Statement.

                  The transactions that are the subject of this filing relate to the formation of Regco as a holding company for REI's regulated operations and the reorganization of those interests along functional and geographic lines.

         (a)      Formation of Regco and Disaggregation of Electric Utility
                  Business.

                  REI has formed Regco as a wholly-owned subsidiary.(12) REI in turn will form Texas Genco as an indirect wholly-owned limited partnership subsidiary.(13) REI will convey its regulated assets used to generate electric power and energy for sale within Texas and the liabilities associated with those assets to Texas Genco.(14) REI will then merge with a newly-formed subsidiary of Regco, with Regco becoming the holding company for the regulated businesses.(15) REI will also distribute to Regco its remaining 80% interest in Unregco, the stock of its gas utility subsidiary, Reliant Energy Resources Corp. ("GasCo"), and certain financing and other subsidiaries. REI (the "T&D Utility"), as a subsidiary of Regco, will continue to hold REI's existing electric transmission and distribution businesses.

         (b)      Unregco Spin-Off

                  Thereafter, with the specific timing dependent on market conditions and obtaining appropriate approvals, Regco will effect a tax-free distribution to its shareholders of its remaining ownership interest in Unregco (approximately 80%). As a result of the distribution, Unregco will become a separate, publicly traded corporation. Upon the completion of the Restructuring, Unregco will have officers and directors separate from Regco, with the exception of two common independent directors and REI's Chairman, who will chair both the Regco and Unregco boards during a transition period not to exceed three years.

--------------
    (12) Regco was incorporated in Delaware on December 13, 2000. As part of the Restructuring, REI will either reincorporate Regco as a Texas corporation or use another Texas entity as the new holding company.

    (13) Specifically, Regco will form a wholly-owned corporate subsidiary ("Genco Holdco"), which in turn will form two wholly-owned limited liability company subsidiaries of its own. The limited liability company subsidiaries will form and own all of the interests in Texas Genco, a limited partnership. Genco Holdco will liquidate into Regco, leaving Regco holding its Texas Genco interest indirectly through the two limited liability companies.

    (14) With the exception of a few capitalized railcar leases, such assets will be free of material long-term debt. Contractual obligations, such as those for fuel purchases, purchases of services, equipment and other goods and services associated with the generation of electric energy and the assets conveyed, will be assumed by Texas Genco.

    (15) To minimize tax inefficiencies with this structure, Regco will hold its utility interests through a newly-formed intermediate holding company.



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


         (c)      Disaggregation of Gas Utility Business

                  Upon obtaining the necessary regulatory approvals, including consent from or approval by the utility commissions of Arkansas, Oklahoma, Louisiana, Minnesota, and Mississippi, Regco will reorganize GasCo into three separate companies, Entex, Arkla and Minnegasco. Entex will be the successor to RERC, which will be reincorporated in Texas, and will own the natural gas pipelines and gathering business.(16)

         (d)      Texas Genco IPO and Option

                  The remaining steps in the business separation plan relate to the determination and recovery of "stranded costs" associated with REI's Texas generation assets.(17)

                  On or before June 30, 2002, Regco expects to conduct an initial public offering of approximately 20% of its Texas Genco common stock (the "Texas Genco IPO") or distribute such stock to its shareholders.(18) Creation of the minority public ownership interest in Texas Genco will permit REI to use the "partial stock valuation method" under the Texas Act for purposes of determining the stranded costs associated with its regulated generation assets.

                  Under the Texas Genco Option, Unregco will have the right to purchase all of Regco's equity interest in Texas Genco remaining after the Genco IPO, which retained equity interest will be at least 80%.(19) The Texas Genco Option is exercisable in January 2004. The exercise price for the option is determined by a market-based formula based on the formula employed by the Texas Commission for determining stranded costs under the partial stock valuation method referenced above.(20) The Texas Genco Option will be exercisable only if Regco distributes all of its Unregco interest to its shareholders as described above.

--------------
    (16) In 2000, REI discontinued certain international utility businesses, which were located primarily in Latin America. To the extent not disposed of prior to the Restructuring, those businesses will become subsidiaries of Regco.

    (17) The term "stranded costs" generally refers to historic investments that had been expected to be recovered under regulation that cannot be recovered in a competitive market.

    (18) In a series of transactions in connection with the Texas Genco IPO, the Texas Genco interests will be contributed to a newly-formed corporation ("Texas Genco, Inc."), which will be a wholly-owned subsidiary of Regco.

    (19) The Texas Genco Option agreement provides that if Unregco purchases the Texas Genco shares under the Texas Genco Option, Unregco must also purchase all notes and other receivables from Texas Genco then held by Regco, at their principal amounts plus accrued interest. The Texas Genco Option agreement contains other provisions regarding the operation and capitalization of Texas Genco. For more information on these provisions, see "Texas Genco Option" in the Unregco Registration Statement.

    (20) The per share exercise price under the option will equal the sum of (i) the average daily closing price on a national exchange for publicly held shares of common stock of Texas Genco

                  A set of charts detailing the steps of the Restructuring transactions is attached as Exhibit F-2.

                  Prior to the filing of this Application, Regco has received indicative investment grade debt ratings from three NRSROs: Moody's, Standard & Poor's and Fitch.

D.       REGULATORY APPROVALS

                  As explained more fully in Item 4, various aspects of the Restructuring have been or will be submitted for review and/or approval by (i) the Texas Commission; (ii) the Louisiana Commission; (iii) the Arkansas Commission; (iv) the Oklahoma Commission; (v) the Minnesota Commission; (vi) the Mississippi Commission and (iv) the Nuclear Regulatory Commission (the "NRC"). Requisite filings have also been made with the Internal Revenue Service for appropriate rulings.

ITEM 2.  FEES, COMMISSIONS AND EXPENSES

                  The fees, commissions and expenses to be paid or incurred, directly or indirectly, in connection with the Restructuring transactions requiring the approvals requested herein, including the solicitation of proxies and other related matters, are estimated as follows:

       Commission filing fee for the Form S-4 relating to the Restructuring...................*
       Accountants' fees......................................................................*
       Legal fees and expenses relating to the Act............................................*
       Other legal fees and expenses..........................................................*
       Shareholder communication and proxy solicitation.......................................*
       NYSE listing fees......................................................................*
       Exchanging, printing and engraving of stock certificates...............................*
       Financial advisory fees and expenses...................................................*
       Consulting fees........................................................................*


* To be filed by amendment.

--------------
for the 30 consecutive trading days with the highest average closing price during the 120 trading days immediately preceding January 10, 2004, and (ii) a control premium, up to a maximum of 10%, to the extent a control premium is included in the valuation determination made by the Texas Commission relating to the market value of Texas Genco's common stock equity.

ITEM 3   APPLICABLE STATUTORY PROVISIONS

                  The following sections of the Act are or may be directly or indirectly applicable to the Restructuring:

Section of the Act                 Transactions to which section or Rule is or may be applicable
------------------                 -------------------------------------------------------------
Section 3(a)(1)                    Exemption of Regco

Sections 9 and 10                  Acquisition by Regco of Intermediate Holding
                                   Companies, Texas Genco, the T&D Utility and
                                   GasCo

                                   Acquisition by Regco of Entex, Arkla and
                                   Minnegasco

                                   Acquisition by Regco of Texas Genco, Inc.

                  Section 9(a)(2) of the Act makes it unlawful, without approval of the Commission under Section 10, "for any person . . . to acquire, directly or indirectly, any security of any public-utility company, if such person is an affiliate . . . of such company and of any other public utility or holding company, or will by virtue of such acquisition become such an affiliate."(21)

                  The proposed Restructuring will involve three sets of jurisdictional transactions under Section 9(a)(2):

                  (1) The acquisition by Regco of the Intermediate Holding Companies, Texas Genco, the T&D Utility and GasCo;

                  (2)      The acquisition by Regco of Entex, Arkla and
                           Minnegasco; and

                  (3)      The acquisition by Regco of Texas Genco, Inc.

As set forth more fully below, the Restructuring complies with all of the applicable provisions of Section 10 of the Act and should therefore be approved by the Commission. Among other things:

                  o the Restructuring will not create detrimental interlocking relations or concentration of control;

                  o the Restructuring will not result in an unduly complicated capital structure for the Regco Group;
--------------
    (21) For purposes of Section 9(a)(2), an "affiliate" of a specified company means "any person that directly or indirectly owns, controls, or holds with power to vote, 5 per centum or more of the outstanding voting securities of such specified company." Act ss. 2(a)(11)(A).

                  o the Restructuring is in the public interest and the interests of investors and consumers;

                  o the Restructuring is consistent with Sections 8 and 11 of the Act; and

                  o the Restructuring will comply with--and indeed is in large part driven by the need to comply with--all applicable state laws.

In considering this Application, the Commission should recognize that the Restructuring involves no acquisition of additional utility systems or assets and no entry into new geographic areas or new businesses.

A.       SECTION 10(b)

                  Section 10(b) of the Act provides that, if the requirements of
Section 10(f) are satisfied, the Commission shall approve an acquisition under
Section 9(a) unless:

                  (1) such acquisition will tend towards interlocking relations or the concentration of control of public-utility companies, of a kind or to an extent detrimental to the public interest or the interest of investors or consumers;

                  (2) in case of the acquisition of securities or utility assets, the consideration, including all fees, commissions, and other remuneration, to whomsoever paid, to be given, directly or indirectly, in connection with such acquisition is not reasonable or does not bear a fair relation to the sums invested in or the earning capacity of the utility assets to be acquired or the utility assets underlying the securities to be acquired; or

                  (3) such acquisition will unduly complicate the capital structure of the holding-company system of the applicant or will be detrimental to the public interest or the interest of investors or consumers or the proper functioning of such holding-company system.(22)

Each of the subsections of Section 10(b) is discussed below.

         1.       Section 10(b)(1)

                  The Restructuring will not give rise to any of the abuses that
Section 10(b)(1) was intended to prevent. The purpose of Section 10(b)(1) is to prohibit utility acquisitions that result in an undue concentration of economic power.(23) Although the Restructuring will reorganize the


--------------
    (22) Act Section 10(b).

    (23) Section 10(b)(1) is intended to avoid "an excess of concentration and bigness" that results corporate relationships within the present REI system, it differs significantly from the vast majority of transactions analyzed under Section 10(b)(1) in that it will not involve the acquisition of additional utility systems or entry into new geographic markets and so will not involve any additional concentration of control of public-utility companies.

                  Further, the competitive effects of the Restructuring have been considered at length by the Texas Commission. Indeed, REI has undertaken the Restructuring in response to changes in Texas law designed to foster state competitive policy and further state regulatory oversight. Following the Restructuring, control of utility assets will not be more concentrated, but instead will be more diffused as a result of the competitive policy of the State of Texas.

                  For these reasons, the Restructuring will not tend towards interlocking relations or the concentration of control of public-utility companies of a kind or to the extent detrimental to the public interest or the interests of investors or consumers.

         2.       Section 10(b)(2)

                  Because the Restructuring does not involve the acquisition of securities or assets from a third party but instead entails a reorganization of the REI system, the consideration paid by Regco for the shares of the restructured subsidiary companies is only that de minimis amount as may be necessary to effect the corporate transactions. Therefore, the customary analysis under Section 10(b)(2) of the consideration paid in the transaction is not applicable to the Restructuring.

                  The overall fees, commissions and expenses that REI and Regco will incur in connection with the Restructuring, the amount of which will be filed by amendment, will be reasonable and fair in light of the size and complexity of the Restructuring and the anticipated benefits of the Restructuring to the public, investors and consumers. Further, they will be consistent with the percentages of such costs for previously approved, similar transactions.(24) Therefore, they meet the standards of Section 10(b)(2).

         3.       Section 10(b)(3)

                  Section 10(b)(3) requires the Commission to determine whether the Restructuring will result in an unduly complicated Regco capital structure or would be detrimental to the public interest, the interests of investors or consumers, or the proper functioning of Regco's system.

--------------
in a "huge, complex and irrational system." American Elec. Power Co., HCAR No. 46 SEC Docket 1299, 1309 (Apr. 25, 1978). As such, Section 10(b)(1) is not concerned with a transaction such as the Restructuring which involves no acquisition of additional utility systems or assets, but is confined to the organization and relationships of integrated utilities.

    (24) Compare CP&L Energy, HCAR No. 27284, 2000 WL 1741681 (Nov. 27, 2000);
NiSource, HCAR No. 27263, 2000 WL 1629977 (Oct. 30, 2000); Exelon Corp., HCAR No. 27256, 2000 WL 1671969 (Oct. 19, 2000); Cinergy Corp., HCAR No. 26146, 1994
WL 596377 (Oct. 21, 1994); Entergy Corp., HCAR No. 25952, 1993 WL 541317 (Dec.
17, 1993); Northeast Utilities, HCAR No. 25548, 1992 WL 129531 (June 3, 1992).

                  It is contemplated that Regco will initially own 100% of the common equity of each of the Utility Subsidiaries. As noted above, to comply with Texas law, Regco plans to conduct an initial public offering of 20% of its Texas Genco common stock or distribute such stock to its shareholders on or before June 30, 2002. Creation of a minority public ownership interest in the Texas Genco is one of the methods prescribed in the Texas Act for the determination of stranded costs associated with REI's existing regulated generation assets in Texas, and so should not be deemed to create an unduly complicated capital structure within the meaning of Section 10(b)(3) of the Act.

                  Regco expects that both the gas and electric utility operations of Regco will maintain a minimum of 30% common equity capitalization and investment grade credit ratings from one or more Nationally Recognized Statistical Rating Organizations ("NRSROs"). Further, Regco itself expects to maintain an investment grade credit rating from one or more NRSROs.(25)

                  The investment grade ratings reflect certain underlying indicators of financial stability, including:

                  o A growing, stable customer rate base, which the Regco utilities have served for many years;

                  o A state regulatory regime which has avoided the mistakes of other deregulation plans by allowing for a market adjustment of retail rates;

                  o   An abundance of power generation in Texas; and

                  o The ability, under the Texas Commission orders, to securitize utility assets and to service the related structured finance obligations to the special purpose entity formed for that financing through transaction charges which are creatures of state law.


--------------
    (25) It is appropriate for the Commission to consider credit ratings in determining whether a proposed transaction would be detrimental to the public interest or the interest of investors or consumers, or the proper functioning of the holding company system. NRSRO ratings are an important factor in many regulations. For example, the Commission requires investment grade status for a registrant seeking to register debt on Form S-3, and Investment Company Act Rule 3a-7 recognizes the role that NRSRO ratings play in the regulatory scheme where structured finance, special purpose vehicles are concerned. 17 C.F.R. ss. 270.3a-7 (concerning issues of asset-backed securities). The Commission commented in that context that "rating agency evaluations appear to address most of the [Investment Company] Act's concerns about abusive practices, such as self-dealing and overreaching by insiders, misvaluation of assets, and inadequate asset coverage." Exclusion from the Definition of Investment Company for Certain Structured Financings, ICAR No. 18736, 1992 WL 129535 (May 29,
1992).

         Formal and informal recognition by the Commission of the importance of NRSRO determinations is a well-understood, established theme in the fabric of Commission regulation. As Investment Company Act Rule 3a-7 demonstrates, the Commission has considerable authority to determine the extent to which it gives weight to the factors underlying these ratings.

The investment grade rating also reflects the fact that the Restructuring will improve the "business risk profile"(26) of the regulated companies. The Restructuring will allow the market to distinguish between the risk profiles associated with REI's two most significant lines of business, a fact recognized by Standard & Poor's in its assessment of the business risk profile of REI currently and of each of Regco and Unregco following the Restructuring. Whereas Standard & Poor's currently has assigned REI a business risk profile of 5, it has assigned Regco a business risk profile of 3 (indicating a lower overall business risk) and Unregco a business risk profile of 7 to 8.

                  Under the Restructuring, Regco will remain almost in its entirety a regulated business: (i) it will no longer be responsible for making retail electric sales to customers, as that role will be the responsibility of Unregco's retail segment; (ii) Regco's T&D Utility is precluded by the Texas Act from selling electricity at retail; and (iii) unlike the regulated entity under most other deregulation schemes, REI, as a subsidiary of Regco, will have no obligation to serve as a provider of last resort and will only provide the wires and service to deliver the electricity from the generating company to the retail provider's customers. Nor will Regco retain the utility power sourcing obligation, which has traditionally been the origin of most risk for electric utilities. Generation will be the obligation of separate power generation companies, which incur the risks associated with obtaining fuel, constructing new generating capacity and selling power to the retail providers. Although Regco initially will retain the Texas Genco business as a separate subsidiary, it will not have an obligation to construct additional generation capacity, nor will it be responsible for sourcing power for retail customers.

                  Finally, the Restructuring will result in the movement of significant indebtedness away from the regulated utility to the Regco holding company, to comply with the directive of the Texas Commission. Based upon the foregoing, the Commission should find that the standards of Section 10(b)(3) are satisfied.(27)

--------------
    (26) A "business risk profile" is a metric used by Standard & Poor's to analyze the strength of an individual company within a specific industry. In developing a business risk profile of a company, Standard & Poor's analyzes the characteristics of the particular industry in which that company is involved, as well as the competitive position of that company relative to other companies within the industry. The rating scales for business risk profiles differ depending on the industry. Utilities are rated on a scale from 1 to 10, with 1 representing the least degree of risk. Companies with low business risk profiles
- usually transmission/distribution companies - are scored 1 through 4 and are considered to have "well above average" to "above average" business positions relative to the utilities industry as a whole. Those companies facing greater competitive threats - typically, power generating companies - are scored between 7 to 10, and are considered to have "below average" to "well below average" business positions relative to others in the utilities industry. See Standard & Poor's, Corporate Ratings Criteria 17 (2000). Effectively, the plan in this matter allocates the business risks associated with the unregulated business to Unregco and the lower risks associated with regulated business to Regco.

    (27) Accord AES Corp., HCAR No. 27363, 2001 WL 286141 (Mar. 23, 2001)
(finding the standard of Section 10(b)(3) satisfied by exempt holding company with 19% common equity capitalization on showing that parent debt would not represent a risk to utility ratepayers).

B.       SECTION 10(c)

                  Section 10(c) of the Act provides that, notwithstanding the provisions of Section 10(b), the Commission shall not approve:

                  (1) an acquisition of securities or utility assets, or of any other interest, which is unlawful under the provisions of Section 8 or is detrimental to the carrying out of the provisions of Section 11; or

                  (2) the acquisition of securities or utility assets of a public-utility or holding company unless the Commission finds that such acquisition will serve the public interest by tending towards the economical and the efficient development of an integrated public-utility system.(28)

                  In the Restructuring, REI is simplifying its corporate structure for its regulated businesses and focusing on its core utility operations consistent with state-imposed utility restructuring legislation. Accordingly, the Commission should find that the standards of Section 10(c) are satisfied. While the Restructuring does not implicate the concerns toward which
Section 10(c) is directed, the Applicants nevertheless provide the following discussion, which demonstrates compliance with the technical requirements of Sections 10(c), 8 and 11.

         1.       Section 10(c)(1)

                  Section 10(c)(1) requires consideration of provisions (Sections 8 and 11) that, by their terms, apply to registered holding companies and so, are not directly applicable to the proposed Regco acquisitions. Nonetheless, the proposed acquisitions satisfy the requirements of Section 10(c)(1).

                  Section 10(c)(1) requires that an acquisition be lawful under
Section 8 of the Act. Section 8 prohibits an acquisition by a registered holding company of an interest in an electric utility and a gas utility that serve substantially the same territory without the express approval of the state commission when that state's law prohibits or requires approval of the acquisition. In the present case, Section 8 is not implicated because the Restructuring will not create any new situations of common ownership of combination systems within a given state. Following the Restructuring, Regco will continue to provide electric and gas utility services in the State of Texas. Because the Texas Act does not prohibit combination gas and electric utilities serving the same area, the Restructuring does not raise any issue under Section 8 or the first clause of Section 10(c)(1).

                  In addition, Section 10(c)(1) directs the Commission to disapprove an acquisition that would be detrimental to broad policies set forth in Section 11 of the Act. Section 11(b)(1) generally requires a registered holding company system to limit its operations "to a single integrated public-utility system [either gas or electric], and to such other businesses as are

--------------
   (28) Act Section 10(c).

reasonably incidental, or economically necessary or appropriate to the operations of such integrated public-utility system."(29) The Commission has explained that "the limitation set forth in Section 11(b)(1) is intended to eliminate the evils that Congress found to exist 'when the growth and extension of holding companies bears no relation to . . . the integration and coordination of related operating properties.'"(30) The particular evil at which Section 11(b)(1) is directed is not presented in this case, as the Restructuring does not involve any growth or extension of the REI system. For this reason, the Restructuring is not at all detrimental to the policy goals of Section 11(b)(1) of the Act.

                  The Commission consistently has recognized that strict compliance with the standards of Section 11 is not required where the resulting holding company is exempt under Section 3.(31) In this regard, the Commission has previously determined that a holding company may acquire utility assets that will not make up a single integrated system or comply fully with the (A)-(B)-(C) clauses of Section 11(b)(1), provided that there is "de facto" integration of contiguous utility properties and the holding company will be exempt from registration under Section 3 of the Act following the acquisition.(32) The proposed Restructuring in this matter is fully consistent with the de facto integration standards of Section 10(c)(1) that the Commission has applied to exempt holding companies in a number of cases. As discussed below, the REI electric system and GasCo gas system are each an "integrated public-utility system" within the meaning of Section 2(a)(29) of the Act.(33) The service territories of Regco's gas and electric systems will overlap. Moreover, the gas and electric systems have been combined for a number of years and share corporate services.

--------------
    (29) Act Section 11(b)(1) (emphasis added).

    (30) New Century Energies, HCAR No. 27212, 2000 WL 1160583 at n.27 (Aug. 16,
2000) (quoting Act section 1(b)(4)) [hereinafter "2000 NCE Order"].

    (31) See, e.g., Gaz Metropolitain, HCAR No. 26170, 1994 WL 666007 (Nov. 23,
1994).

    (32) See, e.g., AES Corp., HCAR No. 27363, 2001 WL 286141 (Mar. 23, 2001)
and cases cited therein.

    (33) Section 2(a)(29) sets forth the definition of an "integrated public-utility system," as applied to electric and gas utility companies.
Section 10(c)(2) of the Act prohibits the Commission from approving the acquisition of utility assets unless it finds that the acquisition will "[tend] toward the economical and efficient development of an integrated public-utility system." The Commission regularly considers the integration requirement set forth in these two sections in a single integration analysis, and the Applicants do so here. See, e.g., CP&L Energy, HCAR No. 27284, 2000 WL 1741681 at *8-16; NiSource, HCAR No. 27263, 2000 WL 1629977 at *14; Exelon, HCAR No. 27256, 2000
WL 1671969 at *10; 2000 NCE Order, HCAR No. 27212, 2000 WL 1160583 at *9; New
Centuries Energies, HCAR No. 26748, 1997 WL 429612 at *9 (Aug. 1, 1997).

                  (a) The REI electric system is an integrated public-utility system

                  Section 2(a)(29)(A) of the Act defines the term "integrated public-utility system," as applied to electric utility properties, as:

                  a system consisting of one or more units of generating plants and/or transmission lines and/or distributing facilities, whose utility assets, whether owned by one or more electric utility companies, are physically interconnected or capable of physical interconnection and which under normal conditions may be economically operated as a single interconnected and coordinated system confined in its operation to a single area or region, in one or more States, not so large as to impair (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation.(34)

                  The REI electric system currently satisfies all requirements of Section 2(a)(29)(A), and will continue to do so following the Restructuring. At present, the REI electric assets are all physically interconnected and are economically operated by a single entity as a single interconnected and coordinated system. The system's operations are confined to the State of Texas, primarily a 5,000-square-mile area on the Texas Gulf Coast.(35) Further, the REI electric system presently enjoys the advantages of localized management, efficient operations, and effective state regulation.

--------------
    (34) Act Section 2(a)(29)(A). On the basis of this statutory definition, the Commission has established four standards that must be met before it will find that an integrated public-utility system will result from a proposed acquisition of securities: (i) the utility assets of the system must be physically interconnected or capable of physical interconnection (the "interconnection requirement"); (ii) the utility assets, under normal conditions, must be economically operated as a single interconnected and coordinated system (the "economic and coordinated operation requirement"); (iii) the system must be confined in its operations to a single area or region (the "single area or region requirement"); and (iv) the system must not be so large as to impair (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation (the "no impairment requirement").

    (35) A map of the REI electric system is included as Exhibit E-2 to this Application. In its 1995 Report on the Regulation of Public-Utility Holding Companies (the "1995 Report"), the Division recommended that the "single area or region" portion of the integration requirement "should be made . . . in light of the effect of technological advances on the ability to transmit electric energy economically over longer distance, and other developments in the industry, such as brokers and marketers, that affect the concept of geographic integration." 1995 Report at 73. The 1995 Report also recommends that primacy be given to "demonstrated economies and efficiencies to satisfy the integration requirements." Id.

                  The Restructuring will not alter the status quo with respect to these four integration standards because the transaction does not involve the acquisition or combination of any new utility assets. Accordingly, the Restructuring will not give rise to any integration concerns under Sections 11(b)(1) or 10(c)(2) with respect to REI's electric utility assets.

                  (b) The GasCo system is an integrated public-utility system

                  With respect to gas utility properties, the term "integrated public-utility system" is defined in Section 2(a)(29)(B) as:

                  a system consisting of one or more gas utility companies which are so located and related that substantial economies may be effectuated by being operated as a single coordinated system confined in its operations to a single area or region, in one or more States, not so large as to impair (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation and the effectiveness of regulation: Provided, That gas utility companies deriving natural gas from a common source of supply may be deemed to be included in a single area or region.(36)

Each standard of Section 2(a)(29)(B) must be read in connection with the other provisions of the Section and in light of the facts under consideration.(37) In recent orders, the Commission has noted developments that have occurred in the gas industry, and has interpreted the Act and analyzed proposed transactions in light of these changing circumstances.(38)

                  The GasCo system currently satisfies the criteria set forth in
Section 2(a)(29)(B) and will continue to do so following the Restructuring.(39) While GasCo conducts its gas distribution operations through three unincorporated divisions, significant management functions, such as supply planning and gas acquisition services, as well as financial, accounting, tax, purchasing and other essential management functions are performed by a central management located in Houston.

                  Further, the GasCo system also procures natural gas from a common source of supply and therefore is deemed under Section 2(a)(29)(B) to operate in a single area or region.(40)

--------------
    (36) Act Section 2(a)(29)(B).

    (37) See NiSource, HCAR No. 27263, 2000 WL 1629977 at *15.

    (38) Id. It should be noted that the Division recommended in its 1995 Report that the Commission "respond realistically to the changes in the utility industry and interpret more flexibility each piece of the integration requirement." 1995 Report at 71.

    (39) A map of the GasCo gas system is included as Exhibit E-3 to this Application.

    (40) The Commission has often previously found that systems separated by intervening service territories are in the same region if they procure gas from a common source of supply. See, e.g.,

The Commission has stated that its consideration of "common source of supply" within the meaning of Section 2(a)(29)(B) is based on its understanding of the contemporary gas industry.(41) The Commission has stated that with respect to the concept of a common source of supply, the relevant inquiry today is whether the system utilities purchase substantial quantities of gas produced in the same supply basins and whether there is sufficient transportation capacity available in the marketplace to assure delivery on an economic and reliable basis.(42)

                  Minnegasco, Entex and Arkla have overlapping sources of gas supply. Currently, Reliant Energy Services, a subsidiary of Unregco, sells gas to Minnegasco and Arkla. A majority of this gas is purchased from the Mid-continent region. The Koch Gateway pipeline supplies gas to each of Arkla and Entex. Gulf South Pipeline provides gas transportation and storage services to both Arkla and Entex. Minnegasco and Entex both have substantial storage and transportation agreements with the Northern Natural Gas Company. All of Entex, Arkla and Minnegasco purchase gas from Dynegy. In addition, because of the centralized way in which GasCo conducts its bidding process for gas supplies, the local distribution companies could receive supplies from other common suppliers at any time. The Commission has stated that the risk sought to be addressed by the "single area" or region requirement is the potential for "scatteration" -- the ownership of widely dispersed utility properties that do not lend themselves to efficient operation and effective state regulation.(43) In the present case, there is no such risk as GasCo will be managed, operated and regulated in the same manner both before and after the Restructuring. For these reasons, GasCo satisfies the "single area or region" requirement.

                  The continued combination of these operations will not give rise to any of the abuses, like ownership of scattered utility properties, inefficient operations, lack of local management or evasion of state regulation, that Section 11(b)(1) of the Act was intended to address. The proposed Restructuring will facilitate the ability of state ratemaking authorities to carry out their statutory duties.

                  In addition, Section 11(b)(2) of the Act requires the Commission to ensure that "the corporate structure or continued existence of any company in the [registered] holding-

--------------
NiSource, HCAR No. 27263, 2000 WL 1629977 at *17 (approving merger of two gas systems that were not contiguous); NIPSCO Indus., HCAR No. 26975, 1999 WL 61423 at *7 (Feb. 10, 1999) (citing cases).

    (41) 2000 NCE Order, HCAR No. 27212, 2000 WL 1160583 at *18.

    (42) Id. (citing NIPSCO Indus., HCAR No. 26975, 1999 WL 61423). Compare NiSource, HCAR No. 27263, 2000 WL 1629977 at *17.

    (43) NiSource, HCAR No. 27263, 2000 WL 1629977 at *17. In this regard, the Commission has noted that the Act is particularly directed against the growth and extension of holding companies that bear no relation to the economy of management and operation or the integration and coordination of related operating properties and the lack of effective public regulation. Id. at n.33.

company system does not unduly or unnecessarily complicate the structure, or unfairly or inequitably distribute voting power among security holders, of such holding-company system." In a number of recent matters involving registered holding companies, the Commission has deemed it appropriate to "look through" intermediate holding companies or to treat them as a single company for purposes of analysis under Section 11(b)(2).(44) The Commission reasoned that the use of such intermediate holding companies does not implicate the abuses that Section 11(b)(2) was designed to address, where, as here, the intermediate holding companies will have no outside security holders, lenders or customers. In this matter as in National Grid the Intermediate Holding Companies will not serve as a means by which Regco seeks to diffuse control of the Utility Subsidiaries. Rather, these companies will be created as special-purpose entities for the sole purpose of helping the parties to capture economic efficiencies that might otherwise be lost in the proposed Restructuring.(45)

                  For these reasons, the Commission should find that the standards of Section 10(c)(1) are satisfied.

2.       Section 10(c)(2)

                  The Restructuring will tend toward the economical and efficient development of an integrated public-utility system, thereby serving the public interest, as required by Section 10(c)(2) of the Act. Among other things, the Restructuring will separate the riskier unregulated businesses from Regco's utility operations. Second, the Restructuring will facilitate the continued implementation of various administrative measures designed to ensure economical and efficient operation of Regco's utility operations. Historically, the gas divisions of NorAm were operated as three separate systems with little or no attempt to integrate their operations. Following REI's acquisition of NorAm (GasCo), REI initiated efforts to centralize many of the activities and administrative functions of the gas and electric utility operations. Accounting and human resources have been centralized for Arkla, Entex and HL&P and preparations are underway for the inclusion of Minnegasco in that centralization. REI is also in the process of centralizing information systems, with that process to be completed in mid-2002. Other functions, such as meter reading, mapping and trenching for the gas and electric utilities, are being combined.

--------------
     (44) National Grid Group plc, HCAR No. 27154, 2000 WL 279236 (Mar. 15,
2000); Exelon Corp., HCAR No. 27259, 2000 WL 1568770 (Oct. 20, 2000). See also
West Penn Ry. Co., HCAR No. 953, 1938 WL 32259 (Jan. 3, 1938) (authorizing continued existence of intermediate holding company) and West Texas Util. Co., HCAR No. 4068, 1943 WL 30591 (Jan. 25, 1943) (reserving jurisdiction under section 11(b)(2) in connection with acquisition creating a "great-grandfather" company). In National Grid, the Commission explained that: "These decisions rest upon our determination that the economic benefits associated with the additional corporate layers outweighed the potential for harm and the possibility that there could be a recurrence of the financial abuses that the Act was intended to eliminate."

     (45) The corporate structure of Regco as it will exist after completion of the Restructuring is included as Exhibit F-3 hereto.

                  As noted above, the Commission has previously determined that structural changes, such as the formation of a holding company or the Restructuring at issue here, can provide advantages that will tend to produce economies and efficiencies in utility operations and benefit both utility ratepayers and investors.(46) Although some of the anticipated economies and efficiencies will be fully realizable only in the longer term, they are properly considered in determining whether the standards of Section 10(c)(2) have been met.(47) While some potential benefits - such as the reduction in business risk
- cannot be precisely estimated, they should be considered by the Commission.(48)

C.       SECTION 10(f)

                  Section 10(f) of the Act provides that:

                  The Commission shall not approve any acquisition as to which an application is made under this section unless it appears to the satisfaction of the Commission that such State laws as may apply in respect of such acquisition have been complied with, except where the Commission finds that compliance with such State laws would be detrimental to the carrying out of the provisions of section 11.(49)

                  As described in Item 4 of this Application, REI has obtained, or is in the process of obtaining, orders from the affected state commissions. The Applicants ask the Commission to reserve jurisdiction over the disaggregation of GasCo pending receipt of these orders.

D.       SECTION 3(a)(1)

                  Section 3(a)(1) of the Act provides that the Commission:

                  shall exempt any holding company, and every subsidiary company thereof as such, from any provision or provisions of this title, unless and except insofar as it finds the exemption detrimental to the public interest or the interest of investors or consumers, if such holding company, and every subsidiary company thereof which is a public-utility company from which such holding company derives, directly or indirectly, any material part of its income, are predominantly intrastate in character and carry on their business

--------------
    (46) See, e.g., National Grid, HCAR No. 27154, 2000 WL 279236.

    (47) See American Elec. Power Co., HCAR No. 20633, 1978 WL 19453 (July 21,
1978).

    (48) See Centerior Energy Corp., HCAR No. 24073, 1986 WL 626506 at *7 (Apr. 29, 1986) ("[S]pecific dollar forecasts of future savings are not necessarily required; a demonstrated potential for economies will suffice even when these are not precisely quantifiable.").

    (49) Act Section 10(f).

                  substantially in a single State in which such holding company and every such subsidiary company thereof are organized.(50)

         1. Upon completion of the Restructuring, Regco will qualify for an order of exemption under Section 3(a)(1) of the Act.(51)

                  When the Restructuring is completed, Regco and each of its material Utility Subsidiaries, Texas Genco and the T&D Utility, will be incorporated in Texas and both Regco and each of Texas Genco and the T&D Utility will be "predominantly intrastate in character and carry on their business substantially" in Texas.

                  (a)      Use of Net Utility Revenues

                  Although the statute speaks in terms of "income," the Commission has considered a variety of numerical indicators and traditionally placed the greatest reliance on a comparison of revenues. In its February 1999 NIPSCO order,(52) the Commission focused on net utility revenue (gross revenue less cost of gas for gas utilities or cost of fuel for electric utilities) in order to eliminate distortions between gas utility revenue and electric utility revenue. In the instant case, a focus on net utility revenue is even more appropriate. The T&D Utility will not have "gross operating revenues" (in the sense historically focused on by the Commission) because it will have no fuel cost component included in its revenues. Texas Genco's gross operating revenues are influenced to a large degree by its fuel costs, and GasCo's gross operating revenues are influenced to an even greater degree by its fuel costs, which are essentially a pass-through. Therefore, the Applicants respectfully submit that net revenues should be the relevant focus of the Commission's review in this instance.

--------------
    (50) Act Section 3(a)(1).

    (51) For tax purposes, Regco will hold the Utility Subsidiaries through a Delaware limited liability company ( "Utility Holding LLC"). Also for tax reasons, the Texas Genco interest will be held through a single member limited liability company. From a 1935 Act perspective, these Intermediate Holding Companies will be "conduits" wholly-owned by Regco that have no public or private institutional equity or debt holders. In National Grid Group plc, HCAR No. 27154, 2000 WL 279236, the Commission found it appropriate to "look through" intermediate holding companies that were formed for tax reasons and that did not engage in any other business.

    (52) NIPSCO Indus., HCAR No. 26975, 1999 WL 61423 (Feb. 10, 1999).

                  (b) Regco and each of its material Utility Subsidiaries will be incorporated in Texas

                  In the February 1999 NIPSCO order, the Commission found that an out-of-state utility subsidiary which contributed the following percentages of the consolidated holding company figures would not be a material subsidiary for purposes of Section 3(a)(1):

               PERCENTAGE OF GROSS OPERATING REVENUES            PERCENTAGE OF NET OPERATING REVENUES
               --------------------------------------            ------------------------------------
                           16.0% - 16.2%                                     10.8% - 11.2%

Set forth below for Regco is the range of the pro forma projected percentages of gross operating revenues and net operating revenues for each of the Utility Subsidiaries for years 2002 through 2004:(53)

                                             PERCENTAGE OF GROSS
                                             OPERATING REVENUES        PERCENTAGE OF NET OPERATING REVENUES
                                             -------------------       ------------------------------------
             GENCO                              32.3% - 36.5%                     34.6% - 39.3%
             T&D UTILITY                        20.5% - 22.3%                     37.9% - 40.8%
             ENTEX                              17.2% - 18.3%                      9.3% - 10.0%
             ARKLA                              10.8% - 11.4%                      6.8% - 7.2%
             MINNEGASCO                         14.7% - 16.2%                      6.6% - 7.3%
             REGCO                                  100%                               100%

Based on REI's current post-Restructuring projections, none of Entex, Arkla and Minnegasco would account for the 10.8% to 11.2% of net utility revenues approved in NIPSCO and so should not be deemed to be material Utility Subsidiaries following NIPSCO. While Texas Genco and the T&D Utility be material subsidiaries, they will be incorporated and operate exclusively in Texas, thus satisfying the requirement discussed below that all material utility subsidiaries be predominantly intrastate and carry on their business substantially in a single state.

--------------
    (53) The projections in this filing are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Actual results may differ from those expressed or implied by these statements. Numbers for 2001 are not included because electric utility revenues (wires, retail sales and Texas generation sales) will be reported on a consolidated basis.

                  (c) Regco and each of its material Utility Subsidiaries will be "predominantly intrastate and carry on their business substantially" in Texas

                  In the NIPSCO order, the Commission found the "predominantly and substantially" standard satisfied where the out-of-state utility operations represented no more than the following percentages of total utility operations:

              PERCENTAGE OF GROSS OPERATING REVENUES             PERCENTAGE OF NET OPERATING REVENUES
              --------------------------------------             ------------------------------------
                          19.2% - 19.8%                                     13.0% - 13.7%

Under the language of the statute, the "predominantly and substantially" test must be applied both on a consolidated basis to the combined utility operations and on a corporate basis to each material Utility Subsidiary.

                  In the instant matter, the utility operations of both Texas Genco and the T&D Utility will be 100% within Texas. On a consolidated basis, the range of projected contributions of gross and net operating revenues from Regco's out-of-state operations for 2002 through 2004 are set forth below:

                                        PERCENTAGE OF GROSS OPERATING      PERCENTAGE OF NET OPERATING
                                          REVENUES OUTSIDE OF TEXAS         REVENUES OUTSIDE OF TEXAS
                                        -----------------------------      ---------------------------
            REGCO                                 28.5% - 30.3%                     14.7% - 15.9%

While the contribution of gross and net operating revenues from out-of-state operations will be slightly higher than approved in NIPSCO, they are consistent with language of the statute and the policies underlying the exemption.

                  The Act does not prescribe a particular standard or test for determining whether a holding company is "predominantly" and "substantially" intrastate. The plain meaning of the words, however, would accurately describe the concentration of Regco's utility operations in Texas. The Commission has construed "predominant" to mean "superior in power, influence, effectiveness, number or degree; having ascendency or control; prevalent over others" and "substantial" as "being that specified to a large degree or in the main; of or relating to the main part of something."(54) On a net basis, more than 80% of Regco's operating revenues will be from operations in Texas and so Regco

--------------
    (54) Northern States Power Co., HCAR No. 12655, 1954 WL 1361 (Sept. 16,
1954). In Northern States, the Commission stated that "[i]n determining the intent of Congress in the use of the word 'predominantly,' we are required to construe the statute according to a fair interpretation of its terms. In the absence of some considerations apparent upon the fact of the statute or embodied in legislative history, unusual meanings of words must be avoided and ordinary definitions allowed . . . ." Id. (quoting Union Elec. Co., 5 S.E.C. 252, 261
(1939)).

will be predominantly intrastate in character and operate substantially in a single state, within the ordinary understanding of those terms.

                  The "spill-over" of out-of-state operations is also well within the range established by the Commission's interpretation of similar language in Section 3(a)(2) of the Act. In a 1997 decision involving the predecessor to REI, the Commission found that an entity that was a public-utility company as well as a holding company and which received approximately one-third of its consolidated utility revenues from a subsidiary company was "predominantly" a public-utility company within the meaning of
Section 3(a)(2) of the Act.(55) In this matter, in contrast, it is anticipated that less than 20% of Regco's net utility revenues will be from out-of-state operations.

                  The legislative history makes clear that a central purpose of the Act is "simply to provide a mechanism to create conditions under which effective Federal and State regulation will be possible."(56) The disaggregation of the electric utility operations in this matter is being undertaken to comply with the requirements of Texas law while the GasCo Separation will provide greater transparency for the regulators of the company's gas utility operations. Further, the Commission has previously found REI to satisfy the requirements for exemption. It is appropriate for the Commission to find the formal requirements for exemption satisfied in a matter such as the instant one, which involves an internal reorganization intended to facilitate the effectiveness of state law.

                  (d) The proposed exemption will not be detrimental to the public interest or the interest of investors or consumers

                  As noted above, notwithstanding an applicant's compliance with the objective requirements for exemption, the Commission can deny or condition an exemption "insofar as [the Commission] find the exemption detrimental to the public interest or the interest of investors or consumers." The 1995 Report discusses the background and administration of the Act's exemptive provisions and explains that: "Congress subjected holding companies to the requirements of the Act because meaningful state regulation of their abuses was often obstructed by their control of subsidiaries in several states and by the constitutional doctrines limiting state economic regulation."(57) The legislative history makes clear that exemptions from registration are available where the holding company is susceptible to effective state regulation or is otherwise not the type of company at which the Act was directed.(58)

--------------
    (55) Houston Indus., HCAR No. 26744, 1997 WL 414391 (July 24, 1997). Section
3(a)(2) provides an exemption if, among other things, the holding company is "predominantly" a public-utility company.

    (56) S. Rep. No. 74-621 at 11 (1935).

    (57) 1995 Report at 109, n.4.

    (58) See S. Rep. No. 74-621 (1935).

                  Both of those factors are present in the instant matter. As noted above, the Restructuring has been or will be subject to review by the Texas Commission, the Arkansas Commission, the Louisiana Commission, the Mississippi Commission, the Oklahoma Commission and the Minnesota Commission, and cannot be fully implemented without the approval or consent of each of these commissions. The Commission has traditionally given great deference to the views of the affected state regulators.(59)

                  Further, the exemption of Regco will not give rise to any of the evils that the Act was intended to address. In the first instance, the Restructuring does not involve the acquisition of new operations or the growth and extension of a holding company system. To the contrary, it simply involves the reorganization of an existing exempt holding company along functional and geographic lines. The proposed Restructuring will not have an adverse effect on REI's existing gas and electric utility operations, or the way that those operations are regulated by the states but, instead, will facilitate regulation of Regco's utility operations by providing increased transparency and greater insulation for each of the Utility Subsidiaries.

         2. To enable them to comply with the Texas Act while obtaining the necessary state approvals, Applicants seek an order of exemption under Section 3(a)(1) that is conditioned upon completion of the Restructuring within two years(60)

                  In the recent AES order, the Commission granted the applicant an exemption from registration conditioned upon the company's divestiture of certain interests within two years of the date of consummation of the transaction. Although there was a temporary variance from the standards for exemption, the Commission noted that it had, in other contexts, "relaxed the strict requirements of the Act and granted temporary relief, where the overall consequence is to make nearer the ultimate goal of compliance."(61) Here, as in AES, the degree of state involvement will tend to ensure that there is no detriment to the protected interests during the interim period.

                  Specifically, Applicants ask the Commission to issue an order on or before September 30, 2001, authorizing Regco to acquire the securities of Texas Genco, the T&D Utility and GasCo and, in connection with such approval, to grant Regco an order of exemption under Section 3(a)(1) that is conditioned upon completion of the GasCo Separation within two years of the acquisition by Regco of the securities of Texas Genco, the T&D Utility and GasCo.

--------------
     (59) See, e.g., NIPSCO Indus., HCAR No. 26975, 1999 WL 61423 ("The
Commission has given weight to a state's judgment concerning the ability to exercise effective regulatory control."), citing Wisconsin Energy Corp., HCAR No. 24267, 1986 WL 626747 (Dec. 18, 1986) ("[T]he judgment of a state's legislature and public service commission as to what will benefit their constituents is entitled to considerable deference when not in conflict with the policies of the Act"); see also Northern States Power Co., HCAR No. 12655, 1954 WL 1361 (Sept. 16, 1954) ("The considered conclusion of the local authorities, deriving their power from specific State legislation, should be given great weight in determining whether the public interest would in fact be adversely affected . . . ."), cited with approval in Houston Indus., supra.

    (60) AES Corp., HCAR No. 27363, 2001 WL 286141 (Mar. 23, 2001).

    (61) Id. (quotations omitted).

ITEM 4.  REGULATORY APPROVALS

                  Set forth below is a summary of the regulatory approvals that REI has obtained or expects to obtain in connection with the Restructuring.

A.       STATE PUBLIC UTILITY REGULATION

         1.       The Texas Commission

                  As described in Item 1 above, the Restructuring was prompted by, among other things, the unbundling of retail, transmission and distribution and generation functions required by the Texas Act. The Restructuring is subject to the jurisdiction of the Texas Commission under Section 39.051 of the Texas Act. REI, as an electric utility company, also is generally subject to the jurisdiction of the Texas Commission pursuant to Sections 14.001 and 32.001 of the Texas Utilities Code. By order dated March 15, 2001 (the "Texas Order"), the Texas Commission approved the Restructuring described in this Application in connection with its approval of REI's Business Separation Plan. A copy of the Texas Order is attached as Exhibit D-1.

         2.       The Arkansas Commission

                  Under Section 23-3-101 of the Arkansas Code, "organizations or reorganizations" of public utilities, such as the disaggregation of GasCo, are subject to the supervision and control of the Arkansas Commission and no such organization or reorganization shall be given effect without the approval of that commission.

         3.       The Louisiana Commission

                  The General Order of the Louisiana Commission dated March 18, 1984 provides, among other things, that a utility receive either approval by, or a letter of non-opposition from, the Louisiana Commission before transferring control or ownership of any of its "assets, common stock or other indicia of control" to another entity. Certain of the transactions associated with the Restructuring will require either approval or a statement of non-opposition from the Louisiana Commission under this General Order.

         4.       The Mississippi Commission

                  The disaggregation of GasCo is expected to require approval of the Mississippi Commission pursuant to Section 77-3-23 of the Mississippi Code.

         5.       The Oklahoma Commission

                  The disaggregation of GasCo is expected to require approval of the Oklahoma Commission under Title 17, Sec. 191.1 et. seq. of the Oklahoma Statutes.

         6.       The Minnesota Commission

                  Sections 216B.49 and 216B.50 of the Minnesota Statutes generally require approval of the Minnesota Commission for the issuance of securities by a public utility in Minnesota and the sale, acquisition, lease or rent of an operating unit or system.

B.       ATOMIC ENERGY ACT

                  REI owns a 30.8% interest in the South Texas Project electric generating station, a nuclear generating plant consisting of two 1,250 MW generating units, and holds Nuclear Regulatory Commission ("NRC") licenses with respect to its interest. As part of the Restructuring, this interest is being transferred to Texas Genco, which will be a subsidiary of Regco. Section 184 of the Atomic Energy Act provides that no license may be directly or indirectly transferred unless the NRC finds that the transfer is in accordance with the provisions of the Atomic Energy Act and gives its consent in writing. REI is seeking approval from the NRC for the transfer of control of its NRC licenses and the ownership by Regco of Texas Genco in connection with the Restructuring. NRC approvals necessary for the transfer of NRC licenses in connection with the exercise of the Texas Genco Option will be sought in connection with the exercise of the option.

C.       INTERNAL REVENUE CODE

                  REI is in the process of seeking private letter rulings from the Internal Revenue Service relating to the Restructuring. Once obtained, these rulings would, among other things, confirm the tax-free treatment of the spin-off of Unregco stock to occur in the Restructuring.

ITEM 5.  PROCEDURE

                  The Applicants respectfully request that the Commission issue its Initial Order approving those aspects of the Restructuring for which the record has been completed and granting the other relief sought herein as quickly as possible, but in no event later than September 3, 2001. Applicants further request that the Commission reserve jurisdiction over separation of GasCo. into the Entex, Arkla and Minnegasco subsidiaries, pending completion of the record.

                  The Applicants hereby waive a recommended decision by a hearing officer of the Commission and agree that the Division of Investment Management may assist in the preparation of the decision of the Commission.

ITEM 6.  EXHIBITS AND FINANCIAL STATEMENTS

Exhibits
--------

         Exhibit A:        Constituent Instruments

               A-1:        Certificate of Incorporation of Reliant Energy
                           Regco, Inc.

               A-2:        Bylaws of Reliant Energy Regco, Inc.

         Exhibit B:        Intentionally omitted, not applicable

         Exhibit C:        Registration Statements

               C-1: Amendment No. 8 to Registration Statement on Form S-1 of Reliant Resources, Inc. (Registration No. 333-48038), as amended (previously filed with the Commission on April 27, 2001 and incorporated by reference herein)

         Exhibit D:        Applications and Orders of Certain Commissions list
                           in Item 4

               D-1:        Order of the Texas Commission, dated March 15, 2001

               D-2: Application to the Arkansas Commission (to be filed by amendment)

               D-3: Order of the Arkansas Commission (to be filed by amendment)

               D-4: Application to the Louisiana Commission (to be filed by amendment)

               D-5: Order of the Louisiana Commission (to be filed by amendment)

               D-6 Application to the Mississippi Commission (to be filed by amendment)

               D-7: Order of the Mississippi Commission (to be filed by amendment)

               D-8: Application to the Oklahoma Commission (to be filed by amendment)

               D-9: Order of the Oklahoma Commission (to be filed by amendment)

              D-10: Application to the Minnesota Commission (to be filed by amendment)

              D-11: Order of the Minnesota Commission (to be filed by amendment)

              D-12: Application of STP Nuclear Operating Company to the Nuclear Regulatory Commission, dated May 31, 2001

              D-13: Order of the Nuclear Regulatory Commission (to be filed by amendment)

         Exhibit E:        Maps of interconnection or relationships of
                           properties

               E-1:        Map of REI Electric and Gas Systems

               E-2:        Map of REI electric system

               E-3:        Map of GasCo gas system

         Exhibit F:        Corporate Structure of REI and Regco

               F-1:        Pre-Restructuring Structure of REI system

               F-2: Corporate structure of REI/Regco through the stages of the Restructuting

               F-3:        Post-Restructuring corporate structure of Regco

         EXHIBIT G:        Regco Utility Revenues

               G-1: Chart detailing percentage of Regco Utility Revenues (confidential treatment requested)

Financial Statements

         1.       Statement of Applicants

                  Reference is made to the following documents, each of which is incorporated by reference herein: (i) Annual Report on Form 10-K of REI (Commission File Number 1-3187) and GasCo (Commission File Number 1-13265) for the fiscal year ended December 31, 2000, filed with the Commission on March 22, 2001; and (ii) Quarterly Report on Form 10-Q of REI and GasCo for the quarterly period ended March 31, 2001, filed with the Commission on May 15, 2001.

         2.       Statement of Top Registered Holding Company

                  None

         3.       Statement of Company Whose Securities Are Being Acquired or
                  Sold

                  Intentionally omitted, not applicable

         4.       Statement of Changes

                  None

ITEM 7.  INFORMATION AS TO ENVIRONMENTAL EFFECTS

                  The Restructuring, which is a corporate restructuring, neither involves a "major federal action" nor " significantly affects the quality of the human environment," as those terms are used in Section 102(2)(c) of the National Environmental Policy Act. Consummation of the Restructuring will not result in changes in the operations of the parties that would have any impact on the environment. No federal agency is preparing an Environmental Impact Statement with respect to this matter.

                                    SIGNATURE

                  Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the Applicants have duly caused this Application/Declaration to be signed on their behalf by the undersigned thereunto duly authorized.

Date: June 7, 2001

RELIANT ENERGY, INCORPORATED



By:                /s/ Rufus S. Scott
         -----------------------------------------
         Rufus S. Scott
         Vice President, Deputy General Counsel
         and Assistant Corporate Secretary


RELIANT ENERGY REGCO, INC.



By:                /s/ Rufus S. Scott
         -----------------------------------------
         Rufus S. Scott
         Assistant Corporate Secretary

                               INDEX TO EXHIBITS

Exhibits
--------

         Exhibit A:        Constituent Instruments

               A-1:        Certificate of Incorporation of Reliant Energy
                           Regco, Inc.

               A-2:        Bylaws of Reliant Energy Regco, Inc.

         Exhibit B:        Intentionally omitted, not applicable

         Exhibit C:        Registration Statements

               C-1: Amendment No. 8 to Registration Statement on Form S-1 of Reliant Resources, Inc. (Registration No. 333-48038), as amended (previously filed with the Commission on April 27, 2001 and incorporated by reference herein)

         Exhibit D:        Applications and Orders of Certain Commissions list
                           in Item 4

               D-1:        Order of the Texas Commission, dated March 15, 2001

               D-2: Application to the Arkansas Commission (to be filed by amendment)

               D-3: Order of the Arkansas Commission (to be filed by amendment)

               D-4: Application to the Louisiana Commission (to be filed by amendment)

               D-5: Order of the Louisiana Commission (to be filed by amendment)

               D-6 Application to the Mississippi Commission (to be filed by amendment)

               D-7: Order of the Mississippi Commission (to be filed by amendment)

               D-8: Application to the Oklahoma Commission (to be filed by amendment)

               D-9: Order of the Oklahoma Commission (to be filed by amendment)

              D-10: Application to the Minnesota Commission (to be filed by amendment)

              D-11: Order of the Minnesota Commission (to be filed by amendment)

              D-12: Application of STP Nuclear Operating Company to the Nuclear Regulatory Commission dated May 31, 2001

              D-13: Order of the Nuclear Regulatory Commission (to be filed by amendment)

         Exhibit E:        Maps of interconnection or relationships of
                           properties

               E-1:        Map of REI Electric and Gas Systems

               E-2:        Map of REI electric system

               E-3:        Map of GasCo gas system

         Exhibit F:        Corporate Structure of REI and Regco

               F-1:        Pre-Restructuring Structure of REI system

               F-2: Corporate structure of REI/Regco through the stages of the Restructuring

               F-3:        Post-Restructuring corporate structure of Regco

         Exhibit G:        Regco Utility Revenues

               G-1: Chart detailing percentage of Regco Utility Revenues (confidential treatment requested)